UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D

        UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 1)*


                          United Auto Group, Inc.
---------------------------------------------------------------------------
                              (Name of Issuer)


                Common Stock (Par Value $ 0.0001 Per Share)
         (Upon Conversion of Series A Convertible Preferred Stock,
             Series B Preferred Stock or Exercise of Warrants)
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                909440 10 9
---------------------------------------------------------------------------
                               (CUSIP Number)


                         Robert C. Schwenkel, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
                             New York, NY 10004
                                212-859-8000
---------------------------------------------------------------------------
        (Name, Address and Telephone Number of Persons Authorized to
                    Receive Notices and Communications)


                                May 3, 1999
---------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          INTERNATIONAL MOTOR CARS GROUP I, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

          NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                2,906,743

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              2,906,743

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,727,869

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.9%

14  TYPE OF REPORTING PERSON

                                SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          INTERNATIONAL MOTOR CARS GROUP II, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                821,126

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              821,126

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,727,869

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.9%

14  TYPE OF REPORTING PERSON

                                SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PENSKE CAPITAL PARTNERS, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

          NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                3,727,869

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              3,727,869

                10  SHARED DISPOSITIVE POWER

                         0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,727,869

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.9%

14  TYPE OF REPORTING PERSON

                                SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          JAMES A. HISLOP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

          NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW JERSEY

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            3,727,869

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              0

                10  SHARED DISPOSITIVE POWER

                         3,727,869

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,727,869

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.9%

14  TYPE OF REPORTING PERSON

          IN

                                SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          ROGER S. PENSKE

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [x]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

          NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          MICHIGAN

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            3,727,869

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              0

                10  SHARED DISPOSITIVE POWER

                         3,727,869

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,727,869

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [x]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.9%

14  TYPE OF REPORTING PERSON

          IN

          This Amendment No.1 ("Amendment") amends and supplements the
Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company ("IMCG I"), International Motor Cars Group II, a Delaware limited liability company ("IMCG II" and together with IMCG I, the "Purchasers"), Penske Capital Partners, L.L.C., a Delaware limited liability company ("PCP"), Roger S. Penske and James A. Hislop (all such persons, the "Reporting Persons") with the Securities and Exchange Commission on April 22, 1999 (the "Schedule 13D"), relating to the Voting Common Stock, par value $0.0001 per share (the "Voting Common Stock") of United Auto Group, Inc., a Delaware Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          --------------------------------------------------

          IMCG I. The total amount of funds used by IMCG I to purchase the Series A Preferred Stock at the Initial Closing is $26,160,687.92. IMCG I obtained such funds from capital contributions by its members.

          IMCG II. The total amount of funds used by IMCG II to purchase the Series A Preferred Stock at the Initial Closing is $7,390,139.41. IMCG II obtained such funds from capital contributions by its members.


ITEM 4.   PURPOSE OF TRANSACTION.
          -----------------------

          The Initial Closing was consummated on May 3, 1999. At the Initial Closing the Purchasers purchased in the aggregate 3,727.8697 shares of Series A Preferred Stock from the Company for cash in an aggregate amount equal to $33,550,827.33.

          Pursuant to the Purchase Agreement, the Stockholders Agreement and the Registration Rights Agreement were executed and delivered at the Initial Closing. The Certificate of Designation of the Series A Preferred Stock and the Certificate of Designation of the Series B Preferred Stock were filed with the Secretary of State of the State of Delaware on April 29, 1999.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          --------------------------------------

          (a) As a result of the acquisition of the shares of Series A Preferred Stock at the Initial Closing, each of the Purchasers may be deemed to be the beneficial owner of an aggregate of 3,727,869 shares of Voting Common Stock into which the 3,727.869 shares of Series A Preferred Stock purchased by them at the Initial Closing will be convertible. Such 3,727,869 shares of Voting Common Stock constitute approximately 14.9% of the 25,017,488 shares of Voting Common Stock deemed to be outstanding for this purpose.

          (b) Assuming the conversion into Voting Common Stock of the Series A Preferred Stock acquired by the Purchasers at the Initial Closing, IMCG I has the sole power to direct the vote and disposition of 2,906,743 shares of Voting Common Stock, and IMCG II has the sole power to direct the vote and disposition of 821,126 shares of Voting Common Stock, in each case subject to certain restrictions contained in the Stockholders Agreement and described in Items 4 and 6 of the Schedule 13D.

          (c) Except as described in this Schedule 13D, none of the Reporting Persons have effected any transactions in the Voting Common Stock during the sixty days preceding the date of this Schedule 13D.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.
          -------------------------------------------------------------

          The responses set forth in Item 4 of this Schedule 13D are incorporated herein by this reference in their entirety.

          Pursuant to the Purchase Agreement, the Company reimbursed the Purchasers at the Initial Closing for the Purchasers' expenses incurred in connection with the transactions contemplated by the Purchase Agreement in an amount equal to $750,000.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 1999


                              INTERNATIONAL MOTOR CARS GROUP I, L.L.C.


                                    By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                         Its Managing Member



                                         By: /s/ James A. Hislop
                                             ---------------------------
                                             James A. Hislop
                                             President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 1999


                              INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


                                    By:  PENSKE CAPITAL PARTNERS, L.L.C.
                                         Its Managing Member



                                         By: /s/ James A. Hislop
                                             ---------------------------
                                             James A. Hislop
                                             President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 1999


                              PENSKE CAPITAL PARTNERS, L.L.C.



                                    By:  /s/ James A. Hislop
                                         -------------------------------
                                         James A. Hislop
                                         President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. May 3, 1999





                                             /s/ James A. Hislop
                                             ---------------------------
                                             James A. Hislop

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 3, 1999





                                             /s/ Roger S. Penske
                                             ---------------------------
                                             Roger S. Penske